EXHIBIT 99.1

Brookfield Renewable Announces Intention to Redeem its Series 11 Preferred Units

BROOKFIELD, News, April 05, 2022 (GLOBE NEWSWIRE) -- Brookfield Renewable Partners L.P. (TSX: BEP.UN; NYSE: BEP) today announced that it intends to redeem all of its outstanding Class A Preferred Limited Partnership Units, Series 11 (the “Series 11 Preferred Units”) (TSX: BEP.PR.K) for cash on April 30, 2022. The redemption price for each Series 11 Preferred Unit will be C$25.00. Holders of Series 11 Preferred Units of record as of April 14, 2022 will receive the previously declared final quarterly distribution of C$0.3125 per Series 11 Preferred Unit.

Brookfield Renewable operates one of the world’s largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric, wind, solar and storage facilities in North America, South America, Europe and Asia, and totals approximately 21,000 megawatts of installed capacity and an approximately 62,000 megawatt development pipeline.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with approximately US$690 billion of assets under management.

Contact information:

Media: Simon Maine Managing Director – Corporate Communications (44) 7398-909-278 simon.maine@brookfield.com	Investors: Robin Kooyman Senior Vice President – Investor Relations (416) 649-8172 robin.kooyman@brookfield.com